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RECEIVED
SEC MAIL PROCESSING
AUG 2 8 2006
WASH, D.C. 186 SECTION

06050355

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2005 (MM/DD/YY) AND ENDING June 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alexander Investment Services, Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Barkley Building, Suite 303, 12700 Shelbyville Road
(No. and Street)

Louisville (City) KY (State) 40243-1599 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald A. Wells (502) 459-4414
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Buetow, LeMastus & Dick PLLC
(Name – *if individual, state last, first, middle name*)

1510 PNC Plaza
500 West Jefferson St. (Address) Louisville (City) KY (State) 40202 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 1 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerald A. Wall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alexander Investment Services, Co., as of June 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

My Commission Expires April 28 2007

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALEXANDER INVESTMENT SERVICES, CO.

Financial Statements

Years Ended June 30, 2006 and 2005

ALEXANDER INVESTMENT SERVICES, CO.

Table of Contents

Buetow, LeMastus & Dick PLLC

Independent Auditors' Report

The Board of Directors
Alexander Investment Services, Co.:

We have audited the accompanying statements of financial condition of Alexander Investment Services, Co. (the Company) as of June 30, 2006 and 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alexander Investment Services, Co. as of June 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Buetow, LeMastus & Dick PLLC

July 27, 2006

1510 PNC Plaza • 500 West Jefferson Street • Louisville, Kentucky 40202
502.568.6533 • Fax 502.568.6354

ALEXANDER INVESTMENT SERVICES, CO.

Statements of Financial Condition

June 30, 2006 and 2005

Assets	2006	2005
Current assets:		
Cash and cash equivalents	$ 33,675	$ 66,445
Accounts receivable	7,234	16,151
Marketable securities	78,807	28,290
Accrued commission	16,270	19,589
Other current assets	11,166	11,407
Total current assets	147,152	141,882
Furniture and equipment, net	10,433	13,291
Security deposit	3,300	3,300
	$ 160,885	$ 158,473
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 2,608	$ 781
Deferred tax liability	3,559	7,954
Accrued expenses and other payables	23,644	20,411
Total current liabilities	29,811	29,146
Stockholders' equity:		
Capital stock, common, no par value; Authorized 100,000 shares; issued and outstanding 60,000 shares	1,000	1,000
Additional paid-in capital	68,882	68,882
Treasury stock at cost, 10,000 shares	(78,690)	(78,690)
Retained earnings	139,882	138,135
Total stockholders' equity	131,074	129,327
	$ 160,885	$ 158,473

The accompanying notes are an integral part of these financial statements.

ALEXANDER INVESTMENT SERVICES, CO.

Statements of Operations

Years ended June 30, 2006 and 2005

	2006	2005
Revenues:		
Commissions	$ 2,527,199	$ 2,430,308
Retirement plan fees	86,958	84,794
Interest and dividends	4,984	2,671
Miscellaneous income	–	177
Securities gains	20,517	50,910
Total revenues	2,639,658	2,568,860
Expenses:		
Bad debts	–	750
Officers' compensation	1,788,593	1,734,359
Salaries, wages and commissions	587,615	544,964
Payroll taxes	23,415	22,043
Insurance	27,379	23,531
Employee retirement plan	25,000	25,000
Advertising	65	569
Depreciation	5,966	6,533
Rent	46,945	44,277
Office supplies	37,000	42,566
Telephone	19,926	18,213
Other expenses	80,402	61,653
Total expenses	2,642,306	2,524,458
Net income (loss) before income tax provision	(2,648)	44,402
Income tax provision (benefit)	(4,395)	7,954
Net income	$ 1,747	$ 36,448

The accompanying notes are an integral part of these financial statements.

ALEXANDER INVESTMENT SERVICES, CO.

Statements of Changes in Stockholders' Equity

Years ended June 30, 2006 and 2005

	Common Stock		Additional paid-in capital	Retained earnings	Treasury stock	Total
	Shares	Amount				
Balances at June 30, 2004	60,000	$ 1,000	$ 68,882	$ 101,687	$ (78,690)	$ 92,879
Net income	–	–	–	36,448	–	36,448
Balances at June 30, 2005	60,000	1,000	68,882	138,135	(78,690)	129,327
Net income	–	–	–	1,747	–	1,747
Balances at June 30, 2006	60,000	$ 1,000	$ 68,882	$ 139,882	$ (78,690)	$ 131,074

The accompanying notes are an integral part of these financial statements.

ALEXANDER INVESTMENT SERVICES, CO.

Statements of Cash Flows

Years ended June 30, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net income	$ 1,747	$ 36,448
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	5,966	6,533
Marketable securities gain	(20,517)	(50,910)
Loss on disposition of furniture and equipment	566	–
Deferred income tax expense (benefit)	(4,395)	7,954
(Increase) decrease in assets:		
Trade accounts receivable	8,917	(5,813)
Accrued commissions	3,319	2,367
Other current assets	241	15,299
Security deposit	–	2,033
Increase (decrease) in liabilities:		
Accounts payable	1,827	781
Accrued expenses	3,233	(10,006)
Net cash provided by operating activities	904	4,686
Cash flows from investing activities:		
Additions to property and equipment	(3,674)	(6,655)
Purchases of marketable securities	(30,000)	–
Proceeds from sale of marketable securities	–	54,120
Net cash provided (used) by investing activities	(33,674)	47,465
Net increase (decrease) in cash and cash equivalents	(32,770)	52,151
Cash and cash equivalents at beginning of year	66,445	14,294
Cash and cash equivalents at end of year	$ 33,675	$ 66,445

The accompanying notes are an integral part of these financial statements.

(1) Nature of Business

Alexander Investment Services, Co., (the Company) is a financial services firm providing investment services, retirement plan designs, financial advisory and management consulting services to individual and commercial clients. The Company is registered as a broker-dealer with the National Association of Securities Dealers (NASD).

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Company are prepared on the accrual basis of accounting whereby revenues are recognized when earned and expenditures are recognized when incurred.

(b) Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

(c) Marketable Securities

Marketable securities are carried at market value.

(d) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Since 1999, an accelerated method has been used to calculate depreciation. Depreciation in prior years was computed by the straight-line method.

(e) Use of Estimates and Concentration of Credit Risk

Management of the company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(Continued)

(2) Summary of Significant Accounting Policies (Continued)

(e) Use of Estimates and Concentration of Credit Risk (Continued)

The Company maintains its cash at various financial institutions. The balance, at times, may exceed federally insured limits.

(f) Revenue Recognition

Contingent commissions are recognized when such commissions are received.

(3) Marketable Securities

Marketable securities include common stock and mutual funds that are publicly offered and valued on a securities exchange or independent publicly quoted market. At June 30, 2006 and 2005 the fair value of those securities was $78,807 and $28,290, respectively.

(4) Fixed Assets

Fixed assets consist of the following:

	2006	2005
Furniture	$ 14,260	$ 22,184
Office equipment	119,344	132,056
	133,604	154,240
Less accumulated depreciation	123,171	140,949
	$ 10,433	$ 13,291

(5) Retirement Plans

The Company offers a Profit Sharing Plan for all eligible employees. The Company's expense of funding this plan was $25,000 for the years ended June 30, 2006 and 2005.

(Continued)

(6) Income Taxes

Income tax provision (benefit) attributable to net income before income taxes for the years ended June 30, 2006 and 2005 consists of:

	2006	2005
Current income tax provision:		
Federal	$ –	$ –
State	–	–
	–	–
Deferred income tax provision:		
Federal	$ (3,140)	$ 5,681
State	(1,255)	2,273
	(4,395)	7,954
Total income tax provision (benefit)	$ (4,395)	$ 7,954

Income tax provision (benefit) attributable to earnings before income taxes differs from the amounts computed by applying the expected effective U.S. Federal income tax rate of 15% to earnings before income taxes as a result of the following:

	2006	2005
Tax provision (benefit) at expected statutory federal rate	$ (398)	$ 6,999
Nondeductible expenses	349	240
Adjustment of prior estimates	(3,091)	–
State and local taxes, net of federal income tax benefit	(1,255)	715
	$ (4,395)	$ 7,954

(Continued)

(6) Income Taxes (Continued)

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liability consists of the following as of June 30, 2006 and 2005:

	2006	2005
Deferred tax asset:		
NOL carryforward	$ 4,758	$ -
Deferred tax liabilities:		
Adjustment to cash basis on income tax return	1,767	5,450
Depreciation	396	658
Unrealized appreciation	6,154	1,846
	8,317	7,954
Net deferred tax liability	$ 3,559	$ 7,954

The Company has a tax net operating loss of $24,714 at June 30, 2006 expiring June 30, 2019 and June 30, 2020.

(7) Lease Commitments

The Company leases office space in Louisville, Kentucky under an operating lease agreement that expires July 31, 2007. The Company also leases office space in Harlan, Kentucky under a month-to-month lease. Rent expense was $46,945 and $44,277 for the years ended June 30, 2006 and 2005, respectively.

Future minimum lease payments under the operating lease at June 30 are as follows:

2007	$ 39,600
2008	3,300
	$ 42,900

(8) Net Capital Rule

As a registered broker-dealer, the Company is subject to the uniform net capital rule of the Securities and Exchange Commission and the NASD, which requires that the Company maintain minimum net capital, as defined, of $25,000 and that aggregate indebtedness as defined by the NASD, shall not exceed fifteen times net capital. The Company may

(Continued)

(8) Net Capital Rule (Continued)

declare dividends or acquire certain non-liquid assets only to the extent of net capital in excess of such requirements.

A computation as of June 30, 2006 and 2005 of the Company's aggregate indebtedness, as defined, and net capital under the uniform net capital rule is as follows:

	2006	2005
Aggregate indebtedness	$ 29,811	$ 29,146
Net capital:		
Stockholders' equity	$ 131,074	$ 129,327
Nonallowable assets:		
Furniture and equipment, net	(10,433)	(13,291)
Accounts receivable	(7,234)	(16,151)
Other assets	(14,466)	(14,707)
Net capital	98,941	85,178
Haircuts on securities:		
Money market funds	(16)	(27)
Other securities	(11,821)	(4,244)
Undue concentration	(5,250)	(2,529)
Net capital	$ 81,854	$ 78,378
Ratio of aggregate indebtedness to net capital	.3642	.3719

In addition, there are no liabilities subordinated to general creditors as of June 30, 2006 or 2005.

(9) FOCUS Report Reconciliation

There were no material differences between the accompanying financial statements and the financial statements filed by the Company on Securities and Exchange Commission Form X-17a-5 (FOCUS report) as of June 30, 2006 and 2005.

ALEXANDER INVESTMENT SERVICES, CO.

Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission
and
Statement Regarding Liabilities Subordinated to General Creditors

As of June 30, 2006

As a registered broker-dealer, the Company is subject to the uniform net capital rule of the Securities and Exchange Commission and the NASD, which requires that the Company maintain minimum net capital, as defined, of $25,000 and that aggregate indebtedness as defined by the NASD, shall not exceed fifteen times net capital. The Company may declare dividends or acquire certain non-liquid assets only to the extent of net capital in excess of such requirements.

A computation as of June 30, 2006 of the Company's aggregate indebtedness, as defined, and net capital under the uniform net capital rule is as follows:

	2006
Aggregate indebtedness	$ 29,811
Net capital:	
Stockholders' equity	$ 131,074
Nonallowable assets:	
Furniture and equipment	(10,433)
Accounts receivable	(7,234)
Other assets	(14,466)
Net capital	98,941
Haircuts on securities:	
Money market funds	(16)
Other securities	(11,821)
Undue concentration	(5,250)
Net capital	$ 81,854
Ratio of aggregate indebtedness to net capital	.3642

In addition, there are no liabilities subordinated to general creditors as of June 30, 2006.

Independent Auditors' Report on Internal
Accounting Control Required by SEC Rule 17a-5

The Board of Directors
Alexander Investment Services, Co.:

In planning and performing our audits of the financial statements and supplemental schedules of Alexander Investment Services, Co. (the Company) for the years ended June 30, 2006 and June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

1510 PNC Plaza • 500 West Jefferson Street • Louisville, Kentucky 40202
502.568.6533 • Fax 502.568.6354

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006 and 2005 to meet the SEC's objectives.

* * * * * * *

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brueton, LeMaster & Dick PLLC

July 27, 2006